EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30
	2005	2004	2005	2004
Net income (loss)	$295	$(1,461)	$5,538	$1,534

Net income (loss) per share – Basic:

Weighted average common shares - Basic	18,518,964	17,716,875	18,416,004	17,650,585

Net income (loss) per share – Basic	$0.02	$(0.08)	$0.30	$0.09

Net income (loss) per share – Diluted:

Shares used in this computation:
Weighted average common shares - Basic	18,518,964	17,716,875	18,416,004	17,650,585
Dilutive effect of shares under employee stock plans - See Note	329,068	—	393,635	1,189,686

Weighted average common shares – Diluted - See Note	18,848,032	17,716,875	18,809,639	18,840,271

Net income (loss) per share – Diluted	$0.02	$(0.08)	$0.29	$0.08

Note:	For the three months ended June 30, 2004, the effect of diluted net loss per share would be anti-dilutive as we incurred a net loss for the period. As such, dilutive effect of outstanding stock options are excluded from the calculation of the diluted weighted average common shares, and the weighted average common shares is used for both the basic loss per share and the diluted net loss per share.